

September 17, 2019

<u>VIA E-MAIL</u>

Max Berueffy, Esq.
Senior Counsel
Protective Life Insurance Company
P.O. Box 2606
Birmingham, AL 35202

      Re: Initial Registration Statement on Form N-6 for
             Protective Strategic Objectives VUL II
             Protective Life Insurance Company
             Protective Variable Life Separate Account
             <u>File Nos. 333-232740 and 811-7337</u>

Dear Mr. Berueffy:

You filed the above-referenced initial registration statement on Form N-6 on behalf of Protective Life Insurance Company (the "Company") and its separate account on July 19, 2019 (File No. 333-232740). Based on the representations in your letter dated July 23, 2019, we conducted a selective review of the filing. *See* Securities Act Release No. 6510 (Feb. 15, 1984). Based on our review, we have the following comments.[1]

General

1. Please confirm that all missing information, including the financial statements and all exhibits, will be filed in a pre-effective amendment to the registration statement. We may have further comments when you supply the omitted information.

2. Please clarify supplementally whether there are any types of guarantees or support agreements with third parties to support any policy features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Policies.

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[1] Capitalized terms have the same meaning as in the registration statement unless otherwise indicated.

PROSPECTUS

Fee Tables (pp. 9-14)

3. The *"Transaction Fees"* table indicates a current Transfer Fee charge. This is inconsistent with footnote 2 and other disclosure in the prospectus that states that the Company does not currently assess a transfer fee. Please reconcile.

4. With respect to the "Net Cost of Loans" charge, please reflect the Maximum Guaranteed charge for carryover loans.

5. We note that the representative insured classification used for the cost of the insurance charge and other periodic charges is different than the representative insured classifications used for the Accidental Death Benefit Rider, the Disability Benefit Rider, Protected Insurability Benefit Rider and the Extended Care Rider,. Please supplementally explain the reason for the difference or revise the tables to use the same representative insured classification.

6. Please confirm supplementally that there are no premium taxes assessed under the Policy. If there are such fees, add the line item to the table as required by Item 3, Instruction 1(c), and add disclosure later per Item 5 of Form N-6.

Loan Repayment (p. 28)

7. Please explain why the rate of interest to be credited to the Loan Account will not be determined in advance of each calendar year. When will the rate be determined and when will policy holders get notice of a new rate? Please specify.

Part C-Exhibits

1. We note that exhibit 99.7(A), reinsurance agreement, appears to have redacted information. If you intend to file the agreement with redacted information, please refer to the requirements set forth in the FAST Act Modernization and Simplification of Regulation S-K, Investment Company Act Release No. 10618 (Mar. 20, 2019). *See* Form N-6, Item 26(g), Instruction 3. Otherwise, the unredacted agreement should be filed.

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Responses to this letter should be made in a letter to me filed on Edgar and in the form of pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate this fact in the letter to us and briefly state the basis for your position.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of preliminary prospectuses.

Although we have completed our initial review of the registration statement, the filing will be reviewed further after we receive your response. Therefore, we reserve the right to comment further on the registration statement and any amendments. After we have resolved all issues, the Company and its underwriter must request acceleration of the effective date of the registration statement.

In closing, we remind you that the Company is responsible for the accuracy and adequacy of its disclosure in the registration statement, notwithstanding any review, comments, action, or absence of action by the staff.

Should you have any questions prior to filing the pre-effective amendment, please feel free to contact me at 202-551-6922.

Sincerely,

/s/ Sally Samuel

Sally Samuel
Branch Chief

cc: William J. Kotapish, Esq., Assistant Director